Form 10-K405, Exhibit 13
period 2000-12-31
SHEFFIELD PHARMACEUTICALS INC
filed 2001-03-13
CIK 894158

                                                                      EXHIBIT 13



SHEFFIELD PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

                         SELECTED FINANCIAL INFORMATION
                   (In dollars, except per share information)


                                                            Years Ended December 31,
                                         2000           1999           1998          1997           1996
                                     -------------- -------------- ------------- -------------- -------------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:

Revenues:
   Contract research revenue            $  501,572     $  399,378     $      --        $    --       $    --
   Sublicense revenue                        5,000             --       350,000        500,000       510,000
                                     -------------- -------------- ------------- -------------- -------------

   Total revenues                          506,572        399,378       350,000        500,000       510,000

Expenses:

     Acquisition of research and
        development in-process
        technology                              --     15,000,000    13,325,000      1,650,000            --
     Research and development            3,747,437      3,421,734     2,351,301      3,729,193     3,841,818
     General and administrative          2,817,535      2,277,136     3,043,070      4,627,567     3,831,204
                                     -------------- -------------- ------------- -------------- -------------

     Total expenses                      6,564,972     20,698,870    18,719,371     10,006,760     7,673,022
                                     -------------- -------------- ------------- -------------- -------------

Loss from operations                   (6,058,400)   (20,299,492)  (18,369,371)    (9,506,760)   (7,163,022)

Interest income                            124,908         91,941        60,273         56,914       163,664
Interest expense                         (224,360)      (162,237)     (251,363)       (39,292)       (9,531)
Realized gain on sale of
marketable securities                      239,629             --            --             --            --
Minority interest in loss of
subsidiary                                 155,072      2,985,000            --             --            --
                                     -------------- -------------- ------------- -------------- -------------

Net loss                              $(5,763,151)  $(17,384,788)  $(18,560,461)  $(9,489,138)  $(7,008,889)
                                     ============== ============== ============= ============== =============

Basic and diluted net loss per
share                                       $(.21)         $(.64)        $(.85)         $(.80)        $(.65)

Basic and diluted weighted average
    common shares outstanding           27,956,119     27,236,715    21,931,040     11,976,090    10,806,799


CONSOLIDATED BALANCE SHEET DATA:

Working capital (net deficiency)       $ 3,439,120    $ 3,344,174   $ 1,456,833    $ (837,564)   $ 1,433,773

Total assets                             5,450,657      5,048,655     2,862,521        689,937     2,773,884

Long-term debt & redeemable
preferred stock                          2,000,000      2,000,000     1,000,000      4,019,263        27,206

Accumulated deficit                   (80,967,524)   (73,409,828)  (55,156,763)   (36,157,290)  (26,588,652)

Stockholders' equity (net capital
deficiency)                              (413,720)        671,073       655,205    (4,716,751)     1,695,837

-------------------------------------

No cash dividends have been paid on Common Stock for any of the periods presented.

Loss per share is based upon the weighted average number of common and certain common equivalent shares outstanding.

See consolidated financial statements and accompanying footnotes.

SHEFFIELD PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         The following discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. All forward-looking statements involve risks and uncertainty, including without limitation, risks set forth in Part I of the Company's Form 10-K for the year ended December 31, 2000.

         The discussion and analysis below should be read in conjunction with the Financial Statements of the Company and the related Notes to Financial Statements included on pages 6 - 17 in this Annual Report.

OVERVIEW

         Sheffield Pharmaceuticals, Inc. ("Sheffield" or the "Company") is a specialty pharmaceutical company focused on development and commercialization of later stage pharmaceutical products that utilize the Company's unique proprietary pulmonary delivery technologies. Through its alliances with Elan Corporation, plc ("Elan"), Zambon Group SpA ("Zambon"), and Siemens AG ("Siemens"), Sheffield is currently developing respiratory and non-respiratory therapies to be delivered through its proprietary Metered Solution Inhaler ("MSI") and Aerosol Drug Delivery System ("ADDS") to address unmet market needs.

         In 1997, Sheffield acquired the rights to the MSI through a worldwide exclusive license and supply arrangement with Siemens. In June 1998, Sheffield sublicensed to Zambon worldwide marketing and development rights to respiratory products to be delivered by the MSI. During the second half of 1998, the Company acquired the ADDS from Aeroquip-Vickers, Inc. Additionally, during 1998, Sheffield licensed from Elan the Ultrasonic Pulmonary Drug Absorption System, a novel disposable unit dose nebulizer system, and Elan's Absorption Enhancing Technology, a therapeutic agent to increase the systemic absorption of drugs. In October 1999, the Company licensed Elan's NanoCrystal(TM) technology to be used in developing certain steroid products.

         Sheffield's lead drug delivery technology, the MSI, is a patented, multi-dose nebulizer delivery system. The pocket-sized inhaled drug delivery system features an ultrasonic nebulizer that emits high-frequency sound waves that turn liquid medication into a fine cloud or soft mist. The MSI system combines the therapeutic benefits of nebulization with the convenience of pressurized metered dose inhalers, or MDIs, in one patient-friendly device. The MSI is comprised of a hand-held ultrasonic nebulizer and drug-filled cartridges that are inserted into the inhaler unit. The cartridges provide patients who must take multiple respiratory medications with a single, easy-to-use system. The Company believes the soft mist created by the MSI provides multiple drug administration advantages over the high-velocity MDIs and dry powder inhalers. Furthermore, the MSI system is fast and portable as compared to conventional tabletop nebulizers, which are large, cumbersome and more time consuming to use. The MSI system targets younger and older asthma patients, as well as older chronic obstructive pulmonary disease patients who have difficulty using MDIs and currently depend on tabletop nebulizers for delivery of their medications.

         Sheffield's ADDS is a patented, new generation MDI that the Company believes has significant efficiency and performance advantages over standard MDIs. The ADDS technology utilizes a standard aerosol MDI canister, encased in a compact device that provides an aerosol flow-control chamber and a synchronized triggering mechanism. The aerosol flow-control chamber allows the patient to inhale through the device at a normal breathing rate, instead of a forced breath. The inspiratory breath establishes flow fields within the device that mix and uniformly disperse the drug in the breath. At the mouthpiece, nearly all the propellant is evaporated leaving only drug particles to be inspired, allowing a significant increase in the amount of drug delivered to the lungs. The ADDS system, like the MSI system, is designed to reduce patient coordination problems and enhance compliance with the prescribed treatment.

                  The Company is in the development stage and to date has been principally engaged in research, development and licensing efforts. The Company has generated minimal operating revenue and will require additional capital which the Company intends to obtain through out-licensing as well as through equity and debt offerings to continue to operate its business. Even if the Company is able to successfully develop new products, there can be no assurance that the Company will generate sufficient revenues from the sale or licensing of such products to be profitable.

         The consolidated financial statements include the accounts of Sheffield and its wholly owned subsidiaries, Systemic Pulmonary Delivery, Ltd. ("SPD"), Ion Pharmaceuticals, Inc., and CP Pharmaceuticals, Inc., and its 80.1% owned subsidiary, Respiratory Steroid Delivery, Ltd. ("RSD").

RESULTS OF OPERATIONS

Revenue

         Contract research revenue primarily represents revenue earned from an agreement with Zambon relating to the development of respiratory applications of the MSI. Contract research revenue was $501,572 and $399,378 for the years ended December 31, 2000 and 1999, respectively. There was no contract research revenue in 1998. The increase of $102,194 from 1999 to 2000 reflects two additional MSI respiratory programs in development in 2000 as compared to 1999. The increase also reflects certain nonrecurring MSI device development work and testing completed during 2000. Costs of contract research revenue approximate such revenue and are included in research and development expenses on the consolidated statement of operations. Future contract research revenues and expenses are anticipated to fluctuate depending, in part, upon the success of current clinical studies, and obtaining additional collaborative agreements.

         Sublicense revenue was $5,000, $0, and $350,000 for the years ended December 31, 2000, 1999, and 1998, respectively. The 1998 sublicense revenue relates to a sublicense agreement entered into during 1997 with Lorus Therapeutics, Inc. (formerly Imutec Pharma Inc.) ("Lorus"). The agreement licensed rights to a series of compounds for the treatment of cancer, Kaposi's sarcoma and actinic keratosis to a newly formed company, NuChem Pharmaceuticals, Inc. ("NuChem") for which Lorus will provide funding and management of the development program. In exchange, the Company received 583,188 shares of Lorus stock with a value of $350,000. At December 31, 2000 the Company's remaining investment in Lorus of 283,188 shares had a market value of $327,422.

Acquisition of Research & Development In-Process Technology

         Acquisition of research and development in-process technology for the years ended December 31, 2000, 1999 and 1998 was $0, $15.0 million, and $13.3 million, respectively. In 1999, the Company licensed certain pulmonary NanoCrystal technology from Elan for $15.0 million. This entire payment was expensed as the license agreement restricts the Company's use of the NanoCrystal technology to certain respiratory steroid products that are currently research and development projects. In 1998, the Company acquired the ADDS from Aeroquip Corporation for $.8 million and certain pulmonary delivery technologies from Elan for $12.5 million. The 1998 acquisitions were expensed in the year acquired since the technologies had not demonstrated technological feasibility and had no alternative future uses.

Research and Development

         Research and development expenses were $3.7 million for the year ended December 31, 2000 compared to $3.4 million and $2.4 million for the years ended December 31, 1999 and 1998, respectively. The increase of $.3 million, or 9.5%, from 1999 to 2000 primarily represents costs associated with: (1) the development by the Company's subsidiary, RSD, of three steroid products initiated during the fourth quarter of 1999, (2) formulation work begun during 2000 on an undisclosed respiratory product to be delivered via the ADDS, (3) modifications made to the MSI to enhance its commercial appeal prior to the start of Phase III-albuterol clinical trials, and (4) two additional MSI respiratory programs in development in 2000 as compared to 1999. These increases were partially offset by lower development costs on the Company's two systemic programs, a therapy for breakthrough pain delivered through the MSI, and a migraine therapy delivered through the ADDS. The increase of $1.0 million from 1998 to 1999 is due to modifications being made to the MSI and with work associated with the development of the Company's systemic programs. These increases were partially offset by the shifting of responsibility for development expenses of the respiratory applications of the MSI to the Company's partner, Zambon.

General and Administrative Expenses

         General and administrative expenses were $2.8 million for the year ended December 31, 2000 compared to $2.3 million and $3.0 million for the years ended December 31, 1999 and 1998, respectively. The increase of $.5 million, or 23.7%, from 1999 to 2000 primarily reflects higher consulting and legal costs associated with expanded business development activities. The decrease of $.7 million from 1998 to 1999 was primarily attributable to indirect costs associated with completing both the Zambon and Elan agreements in 1998. In addition, the decrease between years resulted from 1998 costs associated with both the retention of the Company's former investor relations firm and settlement of a dispute with the innovator of one of the Company's early stage research projects.

Interest

         Interest income was $124,908 for the year ended December 31, 2000 as compared to $91,941 and $60,273 for the years ended December 31, 1999 and 1998, respectively. The increase of $32,967, or 35.9%, from 1999 to 2000 is primarily due to larger balances of cash available for investment and higher average yields on those investments. The $31,668 increase in interest income in 1999 from 1998 was primarily due to larger balances of cash available for investment.

         Interest expense was $224,360 for the year ended December 31, 2000 as compared to $162,237 and $251,363 for the years ended December 31, 1999 and 1998, respectively. The increase of $62,123, or 38.3%, from 1999 to 2000 resulted from a higher outstanding balance during 2000 on the Company's convertible promissory note with Elan, as well as a higher average interest rate on the note. The decrease of $89,126 in 1999 as compared to 1998 primarily reflects the 1998 conversion of the Company's Series A Cumulative Convertible Preferred Stock and 6% Convertible Subordinated Debentures into Common Stock, partially offset by higher outstanding balances on the convertible promissory note with Elan.

Realized Gain on Sale of Marketable Securities

         Realized gain on sale of marketable securities of $239,629 for the year ended December 31, 2000 resulted from the sale of 300,000 shares of the Company's investment in Lorus common stock. As of December 31, 2000 the Company's remaining investment in Lorus of 283,188 shares had an unrealized gain of $157,467.

Minority Interest in Subsidiary

         Minority interest in loss of subsidiary was $.2 million and $3.0 million for the years ended December 31, 2000 and 1999, respectively. RSD, a consolidated and 80.1% owned subsidiary of the Company, incurred a loss of $.8 million in 2000, resulting from costs incurred on three inhaled steroid products being developed by the subsidiary. RSD's loss of $15.0 million in 1999 resulted from the license of certain pulmonary NanoCrystal technology from Elan. The minority interest in loss of subsidiary represents Elan's portion, or 19.9%, of RSD's losses. Elan's investment in RSD, shown as minority interest in subsidiary on the consolidated balance sheets, was $0 at both December 31, 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2000, the Company had $3.0 million in cash and cash equivalents compared to $3.9 million at December 31, 1999. The decrease of $.9 million reflects $5.6 million of cash disbursements used primarily to fund operating activities and $.3 million to repurchase and retire 91,043 shares of the Company's Common Stock. These decreases in cash were partially offset by $2.0 million in net proceeds from a private placement of 626,950 shares of the Company's Common Stock completed in December 2000, $1.8 million in net proceeds from the exercise of Common Stock options and warrants, and $1.0 million from the issuance of 1,000 shares of the Company's Series E Cumulative Convertible Preferred Stock.

         In December 2000, the Company entered into a stock purchase agreement with The Tail Wind Fund Ltd. Under the agreement, Sheffield issued and sold 626,950 shares of Common Stock and a warrant to purchase 112,500 shares of Common Stock at an exercise price of $4.9844 per share for total cash consideration of $2.3 million. The net proceeds from the transaction of $2.0 million are to be used for general corporate purposes.

         In October 1999, as part of a licensing agreement with Elan, the Company received gross proceeds of $17.0 million related to the issuance to Elan of 12,015 shares of Series D Preferred Stock and 5,000 shares of Series F Preferred Stock. In turn, the Company made an equity investment of $12.0 million in a joint venture, RSD, representing an initial 80.1% ownership. The remaining proceeds from this preferred stock issuance were utilized for general operating purposes. As part of the agreement, Elan has also committed to purchase, on a drawdown basis, up to an additional $4.0 million of the Company's Series E Preferred Stock, of which $3.0 million of such commitment remains outstanding. The proceeds from the Series E Preferred Stock will be utilized by the Company to fund its portion of RSD's operating and development costs.

         In May 1999, in conjunction with the completion of its Phase I/II MSI-albuterol trial, Zambon provided the Company with a $1.0 million interest-free advance against future milestone payments. At December 31, 2000, the Company was entitled to receive an additional $1.0 million interest-free milestone advance resulting from the demonstration of the technical feasibility of delivering an inhaled steroid formulation in the MSI. In January 2001, the Company received the funds for this advance from Zambon. Upon the attainment of certain future milestones, the Company will recognize these advances as revenue. If the Company does not achieve these future milestones, the advance must be repaid in quarterly installments of $250,000 commencing January 1, 2002. The proceeds from these advances are not restricted as to their use by the Company.

         On April 15, 1998, the Company issued 1,250 shares of its Series B Preferred Stock in a private placement for an aggregate purchase price of $1.3 million. The proceeds were used to make a payment to Siemens pursuant to the MSI license agreement. During 1998, the Company entered into a sublicense agreement with Zambon that provided the Company $2.2 million in gross proceeds from the sale of 2.6 million shares of Common Stock. The Company also entered into an agreement with Elan that provided the Company approximately $17.5 million of gross proceeds from the sale of 4.6 million shares of Common Stock and 11,500 shares of the Company's Series C Preferred Stock. The proceeds from the Elan transaction were used to purchase certain pulmonary device delivery technologies from Elan for $12.5 million, the ADDS for $.8 million from Aeroquip-Vickers Inc., and to redeem $1.3 million principal amount of Series B Preferred Stock. The remaining proceeds from the Elan transaction were used for research and development, working capital and general corporate purposes. Also, as part of the 1998 Elan agreement, Elan agreed to make available to the Company a convertible promissory note that provides the Company the right to borrow up to $2.0 million, subject to satisfying certain conditions. As of December 31, 2000, $2.0 million was outstanding under this note.

         Since its inception, the Company has financed its operations primarily through the sale of securities and convertible debentures, from which it raised an aggregate of approximately $75.5 million through December 31, 2000, of which approximately $30.0 million has been spent to acquire certain in-process research and development technologies, and $27.9 million has been incurred to fund certain ongoing technology research projects. The Company expects to incur additional costs in the future, including costs relating to its ongoing research and development activities, and preclinical and clinical testing of its product candidates. The Company may also bear considerable costs in connection with filing, prosecuting, defending and/or enforcing its patent and other intellectual property claims. Therefore, the Company will need substantial additional capital before it will recognize significant cash flow from operations, which is contingent on the successful commercialization of the Company's technologies. There can be no assurance that any of the technologies to which the Company currently has or may acquire rights can or will be commercialized or that any revenues generated from such commercialization will be sufficient to fund existing and future research and development activities.

         Because the Company does not expect to generate significant cash flows from operations for at least the next few years, the Company believes it will require additional funds to meet future costs. The Company will attempt to meet its capital requirements with existing cash balances and through additional public or private offerings of its securities, debt financing, and collaboration and licensing arrangements with other companies. There can be no assurance that the Company will be able to obtain such additional funds or enter into such collaborative and licensing arrangements on terms favorable to the Company, if at all. The Company's development programs may be curtailed if future financings are not completed.

         While the Company does not believe that inflation has had a material impact on its results of operations, there can be no assurance that inflation in the future will not impact financial markets which, in turn, may adversely affect the Company's valuation of its securities and, consequently, its ability to raise additional capital, either through equity or debt instruments, or any off-balance sheet refinancing arrangements, such as collaboration and licensing agreements with other companies.

                SHEFFIELD PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (a development stage enterprise)
                           CONSOLIDATED BALANCE SHEETS

                                               ASSETS                                                       December 31,
                                                                                                            ------------
                                                                                                      2000                1999
                                                                                                      ----                ----
Current assets:
         Cash and cash equivalents (Note 1)                                                          $3,041,948          $3,874,437
         Marketable equity securities (Notes 1 and 7)                                                   327,422             519,387
         Milestone advance receivable (Note 2)                                                        1,000,000                  --
         Prepaid expenses and other current assets                                                      540,272             145,237
                                                                                                 ---------------      --------------
                  Total current assets                                                                4,909,642           4,539,061
                                                                                                 ---------------      --------------

Property and equipment (Note 1):
         Laboratory equipment                                                                           271,748             407,624
         Office equipment                                                                               211,609             178,797
         Leasehold improvements                                                                          18,320              15,000
                                                                                                 ---------------      --------------
                                Total at cost                                                           501,677             601,421
         Less accumulated depreciation and amortization                                               (235,389)           (311,752)
                                                                                                 ---------------      --------------
                  Property and equipment, net                                                           266,288             289,669
                                                                                                 ---------------      --------------

Patent costs, net of accumulated amortization of $9,287 and $0, respectively (Note 1)                   258,897             204,283
Other assets                                                                                             15,830              15,642
                                                                                                 ---------------      --------------

         Total assets                                                                               $ 5,450,657         $ 5,048,655
                                                                                                 ===============      ==============

                    LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

Current liabilities:
         Accounts payable and accrued liabilities                                                    $1,234,765           $ 773,206
         Sponsored research payable                                                                     235,757             421,681
                                                                                                 ---------------      --------------
                  Total current liabilities                                                           1,470,522           1,194,887

Convertible promissory note (Note 6)                                                                  2,000,000           2,000,000
Unearned revenue (Note 2)                                                                             2,000,000           1,000,000
Other long-term liabilities                                                                             393,855             182,695
Commitments and contingencies                                                                                --                  --
                                                                                                 ---------------      --------------
                        Total liabilities                                                             5,864,377           4,377,582

Minority interest in subsidiary (Note 1)                                                                     --                  --

Stockholders' equity (net capital deficiency)(Notes 4 & 5):
   Preferred stock, $.01 par value, authorized 3,000,000 shares:
      Series C cumulative convertible preferred stock, authorized 23,000 shares; 13,712 and
         12,780 shares issued and outstanding at December 31, 2000 and 1999, respectively                  137                 128
      Series D cumulative convertible exchangeable preferred stock, authorized 21,000 shares;
         12,870 and 12,015 shares issued and outstanding at December 31, 2000  and 1999,
         respectively                                                                                      129                 120
      Series E cumulative convertible non-exchangeable preferred stock, authorized 9,000 shares; 1,004 and no shares issued and outstanding at December 31, 2000 and 1999,
         respectively                                                                                      10                  --
      Series F convertible non-exchangeable preferred stock, 5,000 shares authorized;
         5,000 shares issued and outstanding at December 31, 2000 and 1999                                 50                  50
   Common stock, $.01 par value, authorized 60,000,000 shares; issued and outstanding
         28,791,643 and 27,308,846 shares at December 31, 2000 and 1999, respectively                 287,916             273,088
   Additional paid-in capital                                                                      80,108,095          73,638,128
   Other comprehensive income                                                                         157,467             169,387
   Deficit accumulated during development stage                                                  (80,967,524)        (73,409,828)
                                                                                               ---------------      --------------
                   Total stockholders' equity (net capital deficiency)                              (413,720)              671,073
                                                                                               ---------------      --------------

Total liabilities and stockholders' equity (net capital deficiency)                                $5,450,657          $5,048,655
                                                                                               ===============      ==============


                 See notes to consolidated financial statements.

                SHEFFIELD PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (a development stage enterprise)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
     For the Years Ended December 31, 2000, 1999 and 1998 and for the Period from October 17, 1986 (inception) to December 31, 2000


                                                                                                         October 17,
                                                                                                             1986
                                                               Years ended December 31,                  inception) to
                                                      --------------------------------------------        December 31,
                                                         2000            1999            1998                 2000
                                                         ----            ----            ----                 ----
Revenues:
   Contract research revenue (Note 1)                 $    501,572    $    399,378    $         --        $    900,950
   Sublicense revenue (Note 7)                               5,000              --         350,000           1,365,000
                                                      ------------    ------------    ------------        ------------
     Total revenues                                        506,572         399,378         350,000           2,265,950

Expenses:
   Acquisition of research and development
     in-process technology (Note 7)                             --      15,000,000      13,325,000          29,975,000
   Research and development                              3,747,437       3,421,734       2,351,301          28,772,861
   General and administrative                            2,817,535       2,277,136       3,043,070          24,335,085
                                                      ------------    ------------    ------------        ------------
        Total expenses                                   6,564,972      20,698,870      18,719,371          83,082,946
                                                      ------------    ------------    ------------        ------------

Loss from operations                                    (6,058,400)    (20,299,492)    (18,369,371)        (80,816,996)

Interest income                                            124,908          91,941          60,273             730,949
Interest expense                                          (224,360)       (162,237)       (251,363)           (797,715)
Realized gain (loss) on sale of marketable
securities                                                 239,629              --              --             (85,286)
Minority interest in loss of subsidiary (Note 1)           155,072       2,985,000              --           3,140,072
                                                      ------------    ------------    ------------        ------------

Loss before extraordinary item                          (5,763,151)    (17,384,788)    (18,560,461)        (77,828,976)
Extraordinary item                                              --              --              --              42,787
                                                      ------------    ------------    ------------        ------------

Net loss                                              $ (5,763,151)   $(17,384,788)   $(18,560,461)       $(77,786,189)
                                                      ============    ============    ============        ============

Accretion of mandatorily redeemable preferred stock             --              --         (23,900)           (103,400)
                                                      ============    ============    ============        ============

Net loss - attributable to common shares              $ (5,763,151)   $(17,384,788)   $(18,584,361)       $(77,889,589)
                                                      ============    ============    ============        ============

Basic and diluted weighted average common shares
outstanding (Note 1)                                    27,956,119      27,236,715      21,931,040           9,331,056

Basic and diluted net loss  per share of common
stock (Note 1):                                       $       (.21)   $       (.64)   $       (.85)       $      (8.35)








                 See notes to consolidated financial statements.

                SHEFFIELD PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (a development stage enterprise)
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
      For the Period from October 17, 1986 (Inception) to December 31, 2000

                                                                              Notes receivable     Additional
                                                  Preferred      Common         in connection       paid-in
                                                   Stock          Stock       with sale of stock     capital
                                                   -----          -----       ------------------     -------
Balance at October 17, 1986                         $   --     $        --      $           --     $        --
Common stock issued                                     --      11,340,864              37,400      18,066,219
Reincorporation in Delaware at $.01 par value           --     (11,220,369)                 --      11,220,369
Common stock subscribed                                 --              --           (110,000)              --
Common stock options and warrants issued                --              --                  --         240,868
Issuance of common stock in connection with
     acquisition of Camelot Pharmacal, LLC              --           6,000                  --       1,644,000
Common stock options extended                           --              --                  --         215,188
Accretion of issuance costs for Series A
     preferred stock                                    --              --                  --              --
Comprehensive income (loss):
       Unrealized loss on marketable securities         --              --                  --              --
       Net loss                                         --              --                  --              --
Comprehensive income (loss)                             --              --                  --              --
                                                  ---------    ------------     ---------------    -----------
Balance at December 31, 1997                            --         126,495            (72,600)      31,386,644

Common stock issued                                     --         144,089              62,600      12,472,966
Series C preferred stock issued                        115              --                  --      11,499,885
Series C preferred stock dividends                       4              --                  --         413,996
Accretion of issuance costs for Series A
     preferred stock                                    --              --                  --              --
Comprehensive income (loss):
       Unrealized loss on marketable securities         --              --                  --              --
       Net loss                                         --              --                  --              --
Comprehensive income (loss)                             --              --                  --              --
                                                  ---------    ------------     ---------------    -----------
Balance at December 31, 1998                           119         270,584            (10,000)      55,773,491

Common stock issued                                     --           2,504              10,000          89,059
Series C preferred stock dividends                       9              --                  --         865,991
Series D preferred stock issued                        120              --                  --      12,014,880
Series F preferred stock issued                         50              --                  --       4,691,255
Common stock warrants issued                            --              --                  --         203,452
Comprehensive income (loss):
       Unrealized gain on marketable securities         --              --                  --              --
       Net loss                                         --              --                  --              --
Comprehensive income (loss)                             --              --                  --              --
                                                  ---------    ------------     ---------------    -----------
Balance at December 31, 1999                           298         273,088                          73,638,128
                                                                                            --

Common stock issued                                     --          15,738                  --       3,796,072
Repurchase and retirement of common stock               --           (910)                  --       (312,279)
Series C preferred stock dividends                       9              --                  --         931,991
Series D preferred stock dividends                       9              --                  --         854,991
Series E preferred stock issued                         10              --                  --         999,990
Series E preferred stock dividends                      --              --                  --           4,000
Common stock warrants issued                            --              --                  --         195,202
Comprehensive income (loss):
        Unrealized loss on marketable securities        --              --                  --              --
        Net loss                                        --              --                  --              --
Comprehensive income (loss)                             --              --                  --              --
                                                  ---------    ------------     ---------------    -----------
Balance at December 31, 2000                      $    326     $    287,916     $           --     $80,108,095
                                                  =========    ============     ===============    ===========



                                                     Other       Deficit accumulated      Total stockholders'
                                                 comprehensive   during development       equity (net capital
                                                  income(loss)         stage                 deficiency)
                                                  ------------         -----                 -----------
Balance at October 17, 1986                       $         --     $              --     $             --
Common stock issued                                         --                    --           29,444,483
Reincorporation in Delaware at $.01 par value               --                    --                   --
Common stock subscribed                                     --                    --            (110,000)
Common stock options and warrants issued                    --                    --              240,868
Issuance of common stock in connection with
     acquisition of Camelot Pharmacal, LLC                  --                    --            1,650,000
Common stock options extended                               --                    --              215,188
Accretion of issuance costs for Series A
     preferred stock                                        --              (79,500)             (79,500)
Comprehensive income (loss):
       Unrealized loss on marketable securities             --                    --                   --
       Net loss                                             --          (36,077,790)                   --
Comprehensive income (loss)                                 --                    --         (36,077,790)
                                                  -------------    ------------------    -----------------
Balance at December 31, 1997                                --          (36,157,290)          (4,716,751)

Common stock issued                                         --                    --           12,679,655
Series C preferred stock issued                             --                    --           11,500,000
Series C preferred stock dividends                          --             (415,112)              (1,112)
Accretion of issuance costs for Series A
     preferred stock                                        --              (23,900)             (23,900)
Comprehensive income (loss):
       Unrealized loss on marketable securities      (222,226)                    --                   --
       Net loss                                             --          (18,560,461)                   --
Comprehensive income (loss)                                 --                    --         (18,782,687)
                                                  -------------    ------------------    -----------------
Balance at December 31, 1998                         (222,226)          (55,156,763)              655,205

Common stock issued                                         --                    --              101,563
Series C preferred stock dividends                          --             (868,277)              (2,277)
Series D preferred stock issued                             --                    --           12,015,000
Series F preferred stock issued                             --                    --            4,691,305
Common stock warrants issued                                --                    --              203,452
Comprehensive income (loss):
       Unrealized gain on marketable securities        391,613                    --                   --
       Net loss                                             --          (17,384,788)                   --
Comprehensive income (loss)                                 --                    --         (16,993,175)
                                                  -------------    ------------------    -----------------
Balance at December 31, 1999                           169,387          (73,409,828)              671,073


Common stock issued                                         --                    --            3,811,810
Repurchase and retirement of common stock                   --                    --            (313,189)
Series C preferred stock dividends                          --             (934,045)              (2,045)
Series D preferred stock dividends                          --             (855,750)                (750)
Series E preferred stock issued                             --                    --            1,000,000
Series E preferred stock dividends                          --               (4,750)                (750)
Common stock warrants issued                                --                    --              195,202
Comprehensive income (loss):
        Unrealized loss on marketable securities      (11,920)                    --                   --
        Net loss
Comprehensive income (loss)                                 --           (5,763,151)                   --
Balance at December 31, 2000                                --                    --           (5,775,071)
                                                  -------------    ------------------    -----------------
                                                  $    157,467         $(80,967,524)            $(413,720)
                                                  =============    ==================    =================




                 See notes to consolidated financial statements.

                SHEFFIELD PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (a development stage enterprise)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
  For the Years Ended December 31, 2000, 1999 and 1998 and for the Period from
               October 17, 1986 (Inception) to December 31, 2000

                                                                                                                       October 17,
                                                                                                                           1986
                                                                              Years ended December 31,                (inception) to
                                                                              ------------------------                 December 31,
                                                                       2000             1999           1998              2000
                                                                       ----             ----           ----              ----
Cash flows from operating activities:
   Net loss                                                        $(5,763,151)     $(17,384,788)  $(18,560,461)      $(77,786,189)
   Adjustments to reconcile net loss to net cash used by
     development stage activities:
        Issuance of common stock, stock options/warrants for
            services                                                    207,202          203,452        359,913           2,692,627
        Depreciation and amortization                                   118,775           86,341         68,794             598,335
        Non-cash acquisition of research and development
            in-process technology                                         --                  --             --           1,650,000
        (Gain) loss realized on sale of marketable securities         (239,629)               --             --              85,286
        (Increase) decrease in prepaid expenses & other current
            assets                                                    (395,035)        (106,202)          8,343           (599,313)
        Increase in milestone advance receivable                    (1,000,000)               --             --         (1,000,000)
        (Increase) decrease in other assets                            (64,089)        (219,925)         25,738           (224,973)
        Increase (decrease) in accounts payable and accrued
            liabilities                                                 615,636          154,418      (279,264)             801,502
        (Decrease) increase in sponsored research payable             (185,924)         (28,124)       (20,963)             812,827
        Increase in unearned revenue                                  1,000,000        1,000,000             --           2,000,000
        Other                                                            59,973          151,396      (285,826)             298,048
                                                                   ------------- -- -------------  -------------    ----------------
Net cash used by development stage activities                       (5,646,242)     (16,143,432)   (18,683,726)        (70,671,850)
                                                                   ------------- -- -------------  -------------    ----------------

Cash flows from investing activities:
     Proceeds from sale of marketable securities                        419,674               --             --             594,759
     Acquisition of laboratory and office equipment, and
            leasehold  improvements                                    (86,107)        (136,588)      (131,772)           (671,819)
     Other                                                                   --           10,000        132,200            (57,087)
                                                                   -------------    -------------  -------------    ----------------
Net cash provided (used) by investing activities                        333,567        (126,588)            428           (134,147)
                                                                   -------------    -------------  -------------    ----------------

Cash flows from financing activities:
     Payments on debt and capital leases                                (6,435)        (709,701)       (54,020)           (842,609)
     Net proceeds from issuance of:
         Debt                                                                --        1,600,000      1,150,000           5,050,000
         Common stock                                                 2,015,625               --      8,150,000          23,433,660
         Preferred stock                                              1,000,000       16,706,305     12,750,000          33,741,117
     Proceeds from exercise of warrants/stock options                 1,784,185           91,563             --          13,277,906
     Repurchase and retirement of common stock                        (313,189)               --             --           (313,189)
     Other                                                                   --               --    (1,250,000)           (500,024)
                                                                   -------------    -------------  -------------    ----------------
Net cash provided by financing activities                             4,480,186       17,688,167     20,745,980          73,846,861

Net (decrease) increase in cash and cash equivalents                  (832,489)        1,418,147      2,062,682           3,040,864
Cash and cash equivalents at beginning of period                      3,874,437        2,456,290        393,608               1,084
                                                                                    -------------  -------------    ----------------
                                                                   -------------
Cash and cash equivalents at end of period                           $3,041,948       $3,874,437     $2,456,290          $3,041,948
                                                                   =============    =============  =============    ================

Noncash investing and financing activities:
     Common stock, stock options and warrants issued for services      $207,202         $203,452       $359,913          $2,692,627
     Common stock redeemed in payment of notes receivable                    --               --         10,400              10,400
     Acquisition of research and development in-process
            technology                                                       --               --             --           1,655,216
     Common stock issued for intellectual property rights                    --               --             --             866,250
     Common stock issued to retire debt                                      --               --             --             600,000
     Common stock issued to redeem convertible securities                    --               --      4,019,263           5,353,368
     Securities acquired under sublicense agreement                          --               --        350,000             850,000
     Equipment acquired under capital lease                                  --               --         49,231             121,684
     Notes payable converted to common stock                                 --               --             --             749,976
     Stock dividends                                                  1,794,545          868,277        596,195           3,441,369

Supplemental disclosure of cash information:  Interest paid              $2,940           $8,919       $186,519            $279,260




                See notes to consolidated financial statements.

SHEFFIELD PHARMACEUTICALS, INC. AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Sheffield Pharmaceuticals, Inc. (formerly Sheffield Medical Technologies Inc.) ("Sheffield" or the "Company") a Delaware corporation, is focused on the development and commercialization of later stage, lower risk pharmaceutical products that utilize the Company's unique proprietary pulmonary delivery technologies.

The Company is in the development stage and to date has been principally engaged in research, development and licensing efforts. The Company has generated minimal operating revenue, sustained significant net operating losses, and requires additional capital that the Company intends to obtain through out-licensing as well as through equity and debt offerings to continue to operate its business. Even if the Company is able to successfully develop new products, there can be no assurance that the Company will generate sufficient revenues from the sale or licensing of such products to be profitable.

Principles of Consolidation - The consolidated financial statements include the accounts of Sheffield and its wholly owned subsidiaries, Systemic Pulmonary Delivery, Ltd. ("SPD"), Ion Pharmaceuticals, Inc., and CP Pharmaceuticals, Inc., and its 80.1% owned subsidiary, Respiratory Steroid Delivery, Ltd. ("RSD"). All significant intercompany transactions have been eliminated. Investments in affiliated companies that are 50% owned or less, and where the Company does not exercise control, are accounted for using the equity method.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include demand deposits held in banks, interest bearing money market funds, and corporate commercial paper with A1 or P1 short-term ratings.

Marketable Securities - Marketable securities consist of investments that can be readily purchased or sold using established markets. The Company's securities, which are classified as available-for-sale, are carried at market with unrealized gains and losses reported as a separate component of other comprehensive income within stockholders' equity.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over three or five year periods for office equipment, and five years for laboratory equipment. Assets under capital leases, consisting of office equipment and leasehold improvements, are amortized over the lesser of the useful life or the applicable lease terms.

Patent Costs - Costs associated with obtaining patents, principally legal costs and filing fees, are capitalized and being amortized on a straight-line basis over the remaining lives of the respective patents. The Company periodically evaluates the carrying amount of these assets based on current licensing and future commercialization efforts, and if warranted, impairment would be recognized.

Contract Research Revenue - Contract revenue from collaborative research agreements is recorded when earned and as the related costs are incurred. Payments received which are related to future performance are deferred and recognized as revenue in the period in which they are earned.

Research and Development Costs - Research and development costs ("R & D costs") are expensed as incurred, except for fixed assets to which the Company has title, which are capitalized and depreciated over their estimated useful lives.

Income Taxes - The Company utilizes the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Fair Value of Financial Instruments - The carrying amounts of cash and cash equivalents, receivables, accounts payable, sponsored research payable and notes payable approximate fair value.

Basic Net Loss per Share of Common Stock - Basic net loss per share is calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. Basic net loss per share is based upon the weighted average common stock outstanding during each year. Potentially dilutive securities, such as stock options, warrants, convertible debt and preferred stock, have not been included in any years presented as their effect is antidilutive.

Stock-Based Compensation - SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair value method of accounting for stock options and similar equity instruments. As permitted by SFAS 123, the Company continues to account for employee stock options under Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and has disclosed in a note to the financial statements pro forma net loss and earnings per share as if the Company had applied the fair value method of accounting for its stock-based awards. Under APB 25, no expense is generally recognized at the time of option grant because the exercise price of the Company's employee stock option equals or exceeds the fair market value of the underlying common stock on the date of grant.

Comprehensive Income (Loss) - Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and applies to all enterprises. Other comprehensive income or loss shown in the consolidated statements of stockholders' equity at December 31, 2000, 1999 and 1998 is solely comprised of unrealized gains or losses on marketable securities. The unrealized gain on marketable securities during 2000 includes reclassification adjustments of $239,629 for gains realized in income from the sale of the securities.

Segment Information - Effective January 1, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in one reportable segment as defined by SFAS No. 131.

2.       UNEARNED REVENUE

             In May 1999, in conjunction with the completion of the Phase I/II Metered Solution Inhaler ("MSI") albuterol trial, Zambon Group SpA ("Zambon") provided the Company with a $1.0 million interest-free advance against future milestone payments. In December 2000, the Company was entitled to receive an additional $1.0 million interest-free advance against future milestone payments resulting from the demonstration of the technical feasibility of delivering an inhaled steroid formulation in the MSI. As such, this receivable was reflected in the accompanying financial statements as a milestone advance receivable. In January 2001, the Company collected the funds from Zambon relating to this receivable. Upon the attainment of certain future milestones, the Company will recognize both of these advances as revenue. If the Company does not achieve these future milestones, the advances must be repaid in quarterly installments of $250,000 commencing on January 1, 2002. The proceeds from these advances are not restricted as to their use by the Company (see Note 7).

3.     LEASES

            The Company leases its office space and certain equipment under noncancelable operating and capital leases that expire at various dates through 2003. At December 31, 2000, assets held under capital leases consisting of office equipment were $21,243, net of accumulated amortization of $27,988. Future minimum lease payments under capital and operating leases at December 31, 2000 are as follows:


                                                                      Capital          Operating
                                                                       Leases             Leases
                 2001.......................................           $9,375           $146,082
                 2002.......................................            9,375             81,851
                 2003.......................................              774              2,463
                                                                 -------------      -------------
                 Total minimum lease payments...............           19,524           $230,396
                                                                                    =============
                 Less amount representing interest..........          (2,752)
                                                                 -------------
                 Present value of net minimum lease
                   payments.................................           16,772
                 Less current maturities of capital
                   lease obligations........................          (7,429)
                                                                 -------------
                 Capital lease obligations..................           $9,343
                                                                 =============


            Rent expense relating to operating leases for the years ended December 31, 2000, 1999 and 1998 was $219,859, $174,332, and $143,126,
respectively.

4.     STOCKHOLDERS' EQUITY

         Preferred Stock

         In February 1997, 35,700 shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") were issued pursuant to a private placement. Holders of Series A Preferred Stock had the right, exercisable commencing May 29, 1997 and ending February 28, 1999, to convert shares of Series A Preferred Stock into shares of Common Stock. The number of shares of Common Stock issuable upon conversion of Series A Preferred Stock was determined by reference to the lesser of (i) $3.31875 and (ii) 85% of the "current market price" per share of Common Stock, where "current market price" means, with certain exceptions, the average of the closing bid prices of Common Stock for the 10 consecutive trading days ending the last trading day before the applicable conversion date. Each share of Series A Preferred Stock earned a cumulative dividend payable in shares of Common Stock at a rate per share equal to 7.0% of the original $100 purchase price per share of the Series A Preferred Stock payable at the time of conversion. In 1997 and 1998, all of the Company's outstanding Series A Preferred Stock, plus related dividends payable, were converted to Common Stock.

         In April 1998, the Company issued 1,250 shares of its Series B Cumulative Convertible Redeemable Preferred Stock ("Series B Preferred Stock") in a private placement for an aggregate purchase price of $1.3 million. In addition, the holder of Series B Preferred Stock was issued warrants to acquire 300,000 shares of Common Stock at any time up until and including April 15, 2001 for a price of $1.00 per share. Each share of Series B Preferred Stock earned a cumulative dividend payable at a rate per share equal to 6.0% per annum. On July 31, 1998, the Company redeemed all of the Series B Preferred Stock and accrued dividends for cash.

         In June 1998, the Company issued 4,571,428 shares of Common Stock and 11,500 shares of Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock"), convertible into shares of Common Stock of the Company or of its wholly owned subsidiary, SPD, for $17.5 million pursuant to a definitive agreement with an affiliate of Elan Corporation, plc ("Elan"), Elan International Services, Ltd. ("Elan International"). The Series C Preferred Stock earns cumulative dividends payable in shares of Series C Preferred Stock at an annual rate of 7.0% on the stated value of each outstanding share of Series C Preferred Stock on the dividend date. Elan International also received a warrant to purchase 990,000 shares of Common Stock of the Company exercisable from December 31, 1998 through January 30, 2005 at an exercise price of $2.00 per share. Under the terms of the agreement, the Company, through SPD, acquired certain pulmonary delivery technologies for the sum of $12.5 million in cash (see Note 7). All of the outstanding Common Stock of SPD is pledged to Elan during the term of the agreement. Subject to certain conditions and the making of certain payments to the Company, Elan International has the option to acquire all or a portion of the outstanding stock of SPD. The net book value of SPD is $.1 million as of December 31, 2000. The Company issued stock dividends totaling 932 and 866 shares of Series C Preferred Stock and cash dividends for fractional shares of $2,045 and $2,278 for the years ended December 31, 2000 and 1999, respectively.

         In October 1999, pursuant to a definitive agreement, the Company and Elan International formed RSD to develop certain respiratory steroid products. Under the terms of the agreement, the Company issued to Elan International 12,015 shares of Series D Cumulative Convertible Exchangeable Preferred Stock ("Series D Preferred Stock"), convertible into shares of Common Stock of the Company at $4.86 per Common Share or exchangeable for an additional 30.1% ownership interest in the new joint venture, for $12.0 million. The Series D Preferred Stock earns cumulative dividends payable in shares of Series D Preferred Stock at an annual rate of 7.0% on the stated value of each outstanding share of Series D Preferred Stock on the dividend date. The Company issued stock dividends totaling 855 shares of Series D Preferred Stock and cash dividends for fractional shares of $750 for the year ended December 31, 2000. No stock dividends were paid in 1999. Elan International also has committed to purchase, on a drawdown basis, up to $4.0 million of the Company's Series E Cumulative Convertible Preferred Stock ("Series E Preferred Stock"), convertible into shares of Common Stock of the Company at $3.89 per Common Share. The Series E Preferred Stock will be utilized by the Company to fund its portion of RSD's operating and development costs. During 2000, Elan International purchased $1.0 million of the Series E Preferred Stock. The Series E Preferred Stock earns cumulative dividends payable in shares of Series E Preferred Stock at an annual rate of 9.0% on the stated value of each outstanding share of Series E Preferred Stock on the dividend date. The Company issued stock dividends totaling 4 shares of Series E Preferred Stock and cash dividends for fractional shares of $750 for the year ended December 31, 2000. No stock dividends were paid in 1999. In addition to the above, the Company issued to Elan International 5,000 shares of Series F Convertible Non-Exchangeable Preferred Stock ("Series F Preferred Stock"), convertible into shares of Common Stock of the Company at $3.40 per Common Share, for $5.0 million. The proceeds of the Series F Preferred Stock was utilized by Sheffield for its own operating purposes. The holders of the Series F Preferred Stock may be entitled to receive dividends on a pari passu basis with the holders of Common Stock. As part of the transaction, Elan International also received a warrant to purchase 150,000 shares of Common Stock of the Company at an exercise price of $6.00 per share (see Note 7).

         Common Stock

         During 1998, the Company entered into an agreement with Zambon for a sublicense to the Company's proprietary MSI drug delivery system (see Note 7). Pursuant to an option agreement dated April 15, 1998, the Company issued 800,000 shares of Common Stock for $650,000 in cash. On June 15, 1998, the Company entered into the definitive agreement, resulting in the issuance of an additional 1,846,153 shares of Common Stock for $1.5 million.

         In June 1999, the stockholders of Sheffield approved an amendment to the Company's Certificate of Incorporation to increase the number of shares of Common Stock that the Company is authorized to issue from 50 million shares to 60 million shares.

         In December 2000, the Company entered into a stock purchase agreement with The Tail Wind Fund Ltd. ("Tail Wind"). Under the agreement, Sheffield issued and sold 626,950 shares of Common Stock and a warrant to purchase 112,500 shares of Common Stock at an exercise price of $4.9844 per share for total cash consideration of $2.3 million. The net proceeds from the transaction of $2.0 million will be used for general corporate purposes. Pursuant to the stock purchase agreement, until at least August 29, 2002, if Sheffield sells shares of Common Stock or securities convertible into or exercisable for Common Stock for less than $3.5888 per share, Sheffield is obligated to issue to Tail Wind additional shares so that the number of shares purchased by Tail Wind in the December 2000 private placement plus the additional shares issued to Tail Wind equals the number of shares that Tail Wind could have purchased for $2.3 million at the price per share at which the new shares are sold. In addition, in the event that the Company is required to issue additional shares to Tail Wind, Sheffield may not issue an aggregate of over 5,630,122 shares of Common Stock in total to Tail Wind in connection with the December 2000 private placement. If the Company would otherwise be required to issue more than 5,630,122 shares to Tail Wind, Sheffield must instead pay Tail Wind 105% of the cash value of such shares the Company does not issue.

         Convertible Subordinated Debentures

         In September 1997, the Company consummated a private placement of $1.8 million principal amount of its 6.0% Convertible Subordinated Debentures ("Debentures") due September 22, 2000. In addition, the Company granted the holder of the Debenture warrants to purchase 140,000 shares of the Company's Common Stock at $2.80 per share. A value of $115,500 was assigned to these warrants. The Debentures were convertible at the option of the holder from December 22, 1997 until maturity, subject to certain limitations, into a number of shares of Common Stock equal to (i) the principal amount of the Debenture being so converted divided by (ii) 75% of the market price of the Common Stock as of the date of conversion. For purposes of any conversion of Debentures, "market price" generally meant the average of the closing prices of the Common Stock for the five trading day period proceeding the applicable conversion date. The Debentures also earned interest at a rate of 6.0% per annum that was payable by the Company, at the option of the holder and subject to certain conditions, in shares of its Common Stock at a conversion rate generally equal to the average of the closing prices of the Common Stock for the ten trading days preceding the applicable interest payment date. During 1998, the Debentures were converted to Common Stock resulting in the issuance of 2,925,941 shares of Common Stock.

5.     STOCK OPTIONS AND WARRANTS

Stock Option Plan - The 1993 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors in August 1992 and approved by the stockholders at the annual meeting in December 1993. An amendment to the Option Plan increasing the number of shares of Common Stock available for issuance thereunder from 3 million shares to 4 million shares received stockholder approval on July 15, 1998. The Option Plan permits the grant to employees and officers of the Company of both incentive stock options and non-statutory stock options. The Option Plan is administered by the Board of Directors or a committee of the Board, which determines the persons to whom options will be granted and the terms thereof, including the exercise price, the number of shares subject to each option, and the exercisability of each option. The exercise price of all options for Common Stock granted under the Option Plan must be at least equal to the fair market value on the date of grant in the case of incentive stock options, and 85% of the fair market value on the date of grant in the case of non-statutory stock options. Options generally expire five to ten years from the date of grant and vest either over time or upon the Company's Common Stock attaining a set market price for a certain number of trading days. As of December 31, 2000 there are 775,200 shares available for grant under the Option Plan.

Restricted Stock Plan - The 1993 Restricted Stock Plan (the "Restricted Plan") was adopted by the Board of Directors in August 1992 and approved by the stockholders at the annual meeting in December 1993. The Restricted Plan authorized the grant of a maximum of 150,000 shares of Common Stock to key employees, consultants, researchers and members of the Company's Scientific Advisory Board. The Restricted Plan is administered by the Board of Directors or a committee of the Board, which determines the person to whom shares will be granted and the terms of such share grants. As of December 31, 2000, no shares have been granted under the Restricted Plan.

Directors Stock Option Plan - The 1996 Directors Stock Option Plan (the "Directors Plan") was adopted by the Board of Directors and approved by the stockholders on June 20, 1996. Under the Directors Plan, the maximum aggregate number of shares which may be optioned and sold is 500,000 shares of Common Stock. The Directors Plan initially granted each eligible director 15,000 stock options. To the extent that shares remain available, any new directors shall receive the grant of an option to purchase 25,000 shares. To the extent that shares remain available under the Directors Plan, on January 1 of each year commencing January 1, 1997, each eligible director shall be granted an option to purchase 15,000 shares. The exercise price of all options granted under the Directors Plan shall be the fair market value at the date of the grant. Options generally expire five years from the date of grant. As of December 31, 2000, there are 215,000 shares available for grant under the Directors Plan.

            SFAS No. 123 requires pro forma information regarding net income and earnings per share as if the Company has accounted for its stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123. The fair value of these stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999, and 1998, risk-free interest rate ranging from 4.39% to 6.36%; expected volatility ranging from 0.526 to 0.769; expected option life of one to ten years from vesting and an expected dividend yield of 0.0%.

            For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                   2000               1999                  1998
                                                                   ----               ----                  ----
             Pro forma net loss....................             $8,206,316          $17,807,124          $18,983,921
             Pro forma basic net loss per share of
               common stock........................                   $.29                 $.65                 $.87

            Transactions involving stock options and warrants are summarized as follows:

                                                                         Years Ended December 31,
                                ---------------------------------------------------------------------------------------------------
                                              2000                              1999                                 1998
                                --------------------------------- -----------------------------    ---------------------------------
                                                       Weighted                      Weighted                             Weighted
                                                       Average                       Average                              Average
                                  Common Stock         Exercise     Common Stock     Exercise        Common Stock         Exercise
                                Options/Warrants        Price     Options/Warrants    Price        Options/Warrants        Price
                                ----------------        -----     ----------------    -----        ----------------        -----
Outstanding, January 1                  7,782,954          $2.59         7,910,836       $2.55             4,781,290          $3.65
         Granted                        1,041,040           5.34           555,040        2.97             3,162,910           1.81
         Expired                          660,820           2.90           315,422        3.92               283,504           4.48
         Exercised                      1,241,545           2.32           367,500        1.07                    --             --
         Canceled                              --             --                --          --               180,500           5.64
         Revalued(1)                           --             --                --          --               430,640             --
                                ------------------    ----------- ----------------  -----------    ------------------    -----------
Outstanding, December 31                6,921,629          $3.02         7,782,954       $2.59             7,910,836          $2.55
                                ==================    =========== ================  ===========    ==================    ===========
Exercisable at end of year              5,049,613          $2.57         6,358,554       $2.51             5,028,336          $2.71
                                ==================    =========== ================  ===========    ==================    ===========


         (1) Certain warrants issued by the Company during 1995 contain antidilutive provisions. These warrants total 615,325, and have exercise prices ranging from $4.00 to $5.00 per share. Pursuant to the antidilutive provisions of the warrants, the common shares to be purchased under the warrants were increased to 1,045,965 and the related exercise prices were adjusted to a range of $2.44 to $2.81 per share.

During the period January 1, 1998 through December 31, 2000, the exercise prices and weighted average fair value of options and warrants granted by the Company were as follows:

            Year                 Number of Options/Warrants             Exercise Price            Weighted Average Fair Value
            ----                 --------------------------             --------------            ---------------------------
            1998                          3,162,910                      $1.00 - 3.69                        $0.99
            1999                            555,040                      $0.82 - 6.00                        $1.34
            2000                          1,041,040                      $3.50 - 7.00                        $3.37

At December 31, 2000, outstanding warrants to purchase the Company's Common Stock are summarized as follows:

          Range of                                                Weighted Average Remaining
       Exercise Prices              Outstanding Warrants           Contractual Life (Years)      Weighted Average Exercise Price
       ---------------              --------------------           ------------------------      -------------------------------
        $1.03 - $2.00                     1,342,410                          3.74                             $1.82
        $2.25 - $3.91                      756,179                           1.25                             $3.09
        $4.00 - $6.50                      356,640                           5.05                             $5.52
                                          ---------
            Total                         2,455,229                          3.16                             $2.75
                                          =========

            At December 31, 2000, outstanding options to purchase the Company's Common Stock are summarized as follows:

          Range of                                                Weighted Average Remaining
       Exercise Prices               Outstanding Options           Contractual Life (Years)      Weighted Average Exercise Price
       ---------------               -------------------           ------------------------      -------------------------------
        $1.24 - $2.69                     1,341,600                          3.95                             $1.90
        $2.75 - $3.19                     1,651,000                          5.60                             $2.79
        $3.25 - $7.00                     1,473,800                          5.44                             $4.76
                                          ---------
            Total                         4,466,400                          5.05                             $3.17
                                          =========

6.       CONVERTIBLE PROMISSORY NOTE

            As part of the 1998 agreement with Elan, Elan agreed to make available to the Company a Convertible Promissory Note ("Note") that provides the Company the right to borrow up to $2.0 million, subject to satisfying certain conditions. No more than $500,000 may be drawn under the Note in any calendar quarter and at least one-half of the proceeds must be used to fund SPD's development activities. The principal outstanding under the Note bears interest at the prime rate plus 1% and, if not previously converted, matures on June 30, 2005. Prior to repayment, Elan has the right to convert all principal and accrued interest into shares of the Company's Common Stock at a conversion price of $1.75 per share. The outstanding principal balance of the Note at December 31, 2000 and 1999, was $2.0 million, and accrued interest was $.4 million and $.2 million at December 31, 2000 and 1999, respectively.

7.     RESEARCH AND DEVELOPMENT AGREEMENTS

         Pulmonary Delivery Technologies

            In March 1997, the Company entered into exclusive supply and license agreements for the worldwide rights to the MSI system with Siemens AG ("Siemens"). The agreements call for Siemens to be the exclusive supplier of the MSI drug delivery system. The Company paid licensing fees of $1.1 million in both April 1997 and 1998, to Siemens pursuant to these agreements.

            On June 15, 1998, the Company entered into an agreement with Zambon for a sublicense to the Company's MSI system. Under this transaction, Zambon received an exclusive world-wide marketing and development sublicense for respiratory products to be delivered by the MSI system including four drugs that had been under development by the Company. The Company maintained certain co-promotion rights in the U.S. for respiratory drugs as well as the worldwide marketing and development rights for all applications of the MSI delivery system outside the respiratory products. The Company was paid an up-front fee in the form of an equity investment and will receive milestone payments upon marketing approval for each of the four products and royalties upon commercialization (see
Note 2).

            On June 30, 1998, the Company issued certain equity securities pursuant to an agreement with Elan (see Note 4). Under the terms of the agreement, the Company, through its wholly owned subsidiary, SPD, acquired certain pulmonary delivery technologies from Elan for $12.5 million in cash. On July 15, 1998, SPD acquired from Aeroquip-Vickers, Inc. a new generation metered dose inhaler system called the Aerosol Drug Delivery System ("ADDS") for $.9 million. The payments for these technologies were expensed during 1998 as acquired R&D in-process technology since the technologies acquired had not demonstrated technological feasibility and had no alternative future uses. SPD holds the rights to all systemic disease applications of the ADDS technology while Sheffield retains the rights to develop the respiratory disease applications of ADDS. The Company is responsible for the development of these technologies. Pursuant to its agreement with Elan, at December 31, 2000, the Company was committed to fund $.1 million of additional costs related to SPD's systemic development program.

         On October 18, 1999, the Company issued certain equity securities pursuant to an agreement with Elan (see Note 4). Under the terms of the agreement, the Company, through its majority owned subsidiary, RSD, licensed certain pulmonary NanoCrystal(TM) technology from Elan for $15.0 million in cash. This payment was expensed as acquired R&D in-process technology as the license agreement restricts the Company's use of the NanoCrystal technology to certain respiratory steroid products that are currently research and development. The subsidiary is responsible for the development of certain respiratory steroid products. Pursuant to its agreement with Elan, at December 31, 2000, the Company was committed to fund $3.0 million to the subsidiary for the development of these products.

         Early Stage Technologies

         The Company also is party to a number of license and research agreements, primarily with universities, hospitals, and research facilities, relating to early stage medical research projects that focus on the development of new compounds for the treatment of cancer, acquired immune deficiency syndrome and other diseases. As part of the Company's focus on later stage opportunities, the Company is seeking to out-license these projects. There can be no assurance that the Company will receive license fees or other payments related to these technologies. The Company believes these early stage technology license and research agreements will have no material impact on the financial position of the Company. For the year ended December 31, 2000, the Company funded approximately $.2 million related to these projects.

            On November 20, 1997, the Company entered into a sublicense agreement with Lorus Therapeutics, Inc. (formerly Imutec Pharma Inc.) ("Lorus"). The agreement licenses rights to a series of clotrimazole-related compounds for the treatment of cancer, Kaposi's sarcoma and actinic keratosis to a newly formed company, NuChem Pharmaceuticals, Inc. ("NuChem"). In exchange, Lorus agreed to manage and fund the remaining development program. The Company received $500,000 in cash upon signing the agreement, which was recognized as revenue during the year ended December 31, 1997, and received 583,188 shares of Lorus stock valued at $350,000 which was recognized as revenue during the year ended December 31, 1998. In addition, the Company is entitled to receive additional payments upon the completion of certain milestones in the development of these compounds and retains a 20% ownership interest in NuChem.


8.     RELATED PARTY TRANSACTIONS

           During 1998, certain stockholders provided funds for use by the Company comprised of short-term notes totaling $150,000, bearing interest at the rate of 7.0% per annum. On September 8, 1998, the Company repaid principal of $50,000 plus accrued interest. The remaining balance of the short-term notes and accrued interest was repaid on May 12, 1999.

9.     INCOME TAXES

           At December 31, 2000, the Company had available net operating loss carryforwards for regular federal income tax purposes of approximately $42.9 million, of which $27.5 million will expire between 2007 and 2012, and $15.4 million will expire between 2018 and 2020, if not utilized. Utilization of the Company's net operating loss carryforwards may be subject to an annual limitation as a result of the "changes in ownership" provisions of the Internal Revenue Code Section 382. Future changes in ownership may limit net operating loss carryforwards generated in the year of change.

           Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 31, 2000 and 1999, which are considered noncurrent, are as follows:


           DEFERRED TAX ASSETS                                    2000                   1999
                                                                  ----                   ----
           Net operating loss carryforwards............          $16,289,000           $14,957,000
           Costs capitalized for tax purposes..........            1,975,000            22,027,000
           Deferred tax asset valuation allowance......          (18,264,000)          (36,984,000)
                                                            ------------------     -----------------

              Net deferred tax asset...................         $         --           $        --
                                                            ==================     =================



            The Company has recorded a valuation allowance for the entire deferred tax asset due to the uncertainty of its realization. The net change in the total valuation allowance for the year ended December 31, 2000 was a decrease of $18.7 million. As a result of differences between book and tax requirements for writing off intangible assets acquired, such as in-process R & D technology, the Company has capitalized the in-process R & D technology for tax purposes. The deferred tax asset will be amortized into taxable income over a useful life of 15 years.

                         Report of Independent Auditors





The Board of Directors and Stockholders
Sheffield Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Sheffield Pharmaceuticals, Inc. and subsidiaries (a development stage enterprise) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 2000 and for the period October 17, 1986 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sheffield Pharmaceuticals, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 and the period from October 17, 1986 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
St. Louis, Missouri
February 28, 2001